SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

INCYTE GENOMICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45337C-10-2

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 pages

CUSIP No. 45337C-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Laurence A. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 551,931
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 551,931
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON IN

Page 2 of 16 pages

CUSIP No. 45337C-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,590,521
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,590,521
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,590,521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

Page 3 of 16 pages

CUSIP No. 45337C-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 52,878
	6	SHARED VOTING POWER 3,590,966
	7	SOLE DISPOSITIVE POWER 52,878
	8	SHARED DISPOSITIVE POWER 3,590,966
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,643,844
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

Page 4 of 16 pages

CUSIP No. 45337C-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,590,521
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,590,521
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,590,521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

Page 5 of 16 pages

CUSIP No. 45337C-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,590,521
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,590,521
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,590,521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

Page 6 of 16 pages

CUSIP No. 45337C-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bonnie J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 445
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

Page 7 of 16 pages

CUSIP No. 45337C-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 715,350
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 715,350
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON IN

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Page 8 of 16 pages

CUSIP No. 45337C-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 715,350
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 715,350
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON IN

Page 9 of 16 pages

           This Amendment No. 5 to Schedule 13G amends and supplements the statement on Schedule 13G previously filed by Four Partners, a New York general partnership, and other entities and individuals with the Securities and Exchange Commission.

Item 1.
(a)	Name of Issuer Incyte Genomics, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 3160 Porter Drive Palo Alto, California 94304
Item 2.
(a)	Name of Person Filing

           This Schedule 13G is being filed jointly by Laurence A. Tisch, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Bonnie J. Tisch, Julian C. Baker and Felix J. Baker (each, a “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence

           The addresses of the Reporting Persons are as follows:

Name	Business Address
Laurence A. Tisch	667 Madison Avenue New York, New York 10021
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	Mentor Partners, L.P. 500 Park Avenue New York, New York 10021
James S. Tisch	667 Madison Avenue New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021
Bonnie J. Tisch	667 Madison Avenue New York, New York 10021

Page 10 of 16 pages

Julian C. Baker	655 Madison Avenue New York, New York 10021
Felix J. Baker	655 Madison Avenue New York, New York 10021
(c)	Citizenship

           Each of the Reporting Persons is a United States citizen.

(d)	Title of Class of Securities Common stock, par value $0.001 per share (the “Common Stock”)
(e)	CUSIP Number 45337C-10-2
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 11 of 16 pages

Item 4.	Ownership

           Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or pecuniary interest in, any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership or pecuniary interest is expressly reported herein.

           Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that is beneficially owned by each such person or entity.

        Name of                 Amount and Nature of               % of Class
    Beneficial Owner            Beneficial Ownership             Outstanding(1)

Four Partners (2)                    3,068,721                         4.6%
Four-Fourteen Partners                 200,000                         0.3%
Damial Foundation (3)                   52,878                         0.1%
Laurence A. Tisch (4)(5)               551,931                         0.8%
Andrew H. Tisch (4)                    321,800                         0.5%
Daniel R. Tisch (4)                    321,800                         0.5%
James S. Tisch (4)                     321,800                         0.5%
Thomas J. Tisch (4)                    321,800                         0.5%
Bonnie J. Tisch (6)                        445                         0.1%
Baker/Tisch Investments, L.P. (7)      202,670                         0.3%
Baker Bros. Investments, L.P. (8)       98,925                         0.2%
Baker Bros. Investments II, L.P.        18,000                         0.1%
Baker Biotech Fund I, L.P.             395,755                         0.6%

Total                                5,876,525                         8.7%
(1)	The ownership percentages set forth in the table above are based on 66,402,217 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2001, plus the shares that the such owner has the right to acquire through the conversion of Convertible Subordinated Notes.

(2)	Includes 766,841 shares, representing the number of shares of Common Stock into which $51,700,000 of 5.5% Convertible Subordinated Notes due 2007 of the Issuer (the “Convertible Subordinated Notes”) are currently convertible at the conversion price of $67.4195.

Page 12 of 16 pages

(3)	Represents the number of shares of Common Stock into which $3,565,000 of Convertible Subordinated Notes are currently convertible at the conversion price of $67.4195.

(4)	Includes shares held by the Reporting Person (a) in his individual capacity or (b) by a trust in which the Reporting Person is the trustee or the managing trustee and has voting or investment control over the shares of Common Stock held by such trust.

(5)	Includes 280,631 shares, representing the number of shares of Common Stock into which $18,920,000 of Convertible Subordinated Notes are currently convertible at the conversion price of $67.4195.

(6)	Represents the number of shares of Common Stock into which $30,000 of Convertible Subordinated Notes are currently convertible at the conversion price of $67.4195.

(7)	Includes 99,585 shares, representing the number of shares of Common Stock into which $6,714,000 of Convertible Subordinated Notes held by Baker/Tisch Investments, L.P. are currently convertible at the conversion price of $67.4195.

(8)	Includes 73,955 shares, representing the number of shares of Common Stock into which $4,986,000 of Convertible Subordinated Notes are currently convertible at the conversion price of $67.4195.

           Each person listed above has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed after its or his name, except as follows:

(1)	By virtue of their status as managing trustees of the trusts that are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.

(2)	By virtue of their status as trustees of the trusts that are members of Four-Fourteen Partners, LLC, a Delaware limited liability company, partners of the partnerships that are members of Four-Fourteen Partners and partners of the partnerships that are partners of the partnerships that are members of Four-Fourteen Partners, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have indirectly shared power to vote or direct the vote of the securities owned by Four-Fourteen Partners and indirectly shared power to dispose or direct the disposition of the securities owned by Four-Fourteen Partners.

(3)	Daniel R. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Damial Foundation, a Delaware not-for-profit corporation, and power to dispose or direct the disposition of the securities owned by Damial Foundation.

Page 13 of 16 pages

(4)	Daniel R. Tisch may be deemed to have the power to vote or direct the vote of the securities owned by his wife, Bonnie J. Tisch, as custodian for their son, Michael J. Tisch.

(5)	By virtue of his status as manager of Four Partners and Four-Fourteen Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Four Partners and Four-Fourteen Partners and power to dispose or direct the disposition of the securities owned by Four Partners and Four-Fourteen Partners.

(6)	Julian C. Baker and Felix J. Baker, by virtue of their ownership of entities that have the power to control the investment decisions of Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P. and Baker Biotech Fund I, L.P., may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities.

Item 5.	Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

           N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           N/A

Item 8.	Identification and Classification of Members of the Group

           N/A

Item 9.	Notice of Dissolution of Group

           N/A

Page 14 of 16 pages

Item 10.	Certification

           By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 12, 2002

/s/ Laurence A. Tisch

Laurence A. Tisch

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

/s/ Bonnie J. Tisch

Bonnie J. Tisch

/s/ Julian C. Baker

Julian C. Baker

/s/ Felix J. Baker

Felix J. Baker

Page 15 of 16 pages

AGREEMENT

           In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment to Schedule 13G relating to the Common Stock, $0.001 par value per share, of Incyte Genomics, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

February 12, 2002

/s/ Laurence A. Tisch

Laurence A. Tisch

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

/s/ Bonnie J. Tisch

Bonnie J. Tisch

/s/ Julian C. Baker

Julian C. Baker

/s/ Felix J. Baker

Felix J. Baker

Page 16 of 16 pages